POMM INC.

985 Citadel Drive Northeast, Suite A

Atlanta, GA 30324

May 20, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Office of Electronics and Machinery.
Caleb French Department of Corporate Finance

RE:	Acceleration Request - POMM Inc. Offering Statement on Form 1-A Initially Filed January 27, 2016 File No. 024-10520

Dear Ms. Ravitz and Mr. French:

POMM Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at 2:00 p.m., Eastern Time, on Tuesday, May 24, 2016, or as soon thereafter as is practicable.

In making this request, the Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and/or the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Sunny J. Barkats at (646) 502-7001.

Sincerely,

/s/ David Freidenberg
David Freidenberg
Chief Executive Officer
985 Citadel Drive Northeast, Suite A
Atlanta, GA 30324

cc:   Gila Fish

  Sunny J. Barkats